04015451

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED
APR 28 2004
WASH, D.C. 155 SECTION

SEC FILE NUMBER
8-45423

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dunwoody Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4243 Dunwoody Club Drive, Suite 200
(No. and Street)

Atlanta, GA 30350-5206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Hopkins 678-731-0007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mirick, Eddie L., P.C.
(Name — *if individual, state last, first, middle name*)

P.O. Box 392, 314 Residence Ave., Albany, GA 31701
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunwoody Brokerage Services, Inc., as of December 31, xx92003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public
Gwinnett County, GA My Commission Expires Sep 18, 2007

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL

REQUIREMENTS UNDER RULE 15C3-3

December 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total Shareholders' Equity	$ 94,569	$ 63,993
TOTAL CAPITAL AND ALLOWABLE LIABILITIES	$ 95,809	$ 65,883
DEDUCT NON-ALLOWABLE ASSETS:		
Equipment	$ 6,257	$ 12,111
Prepaid Expenses, taxes, & Deposits	15,650	10,566
Deposit at CRD	1,814	161
Receivable from brokers	4,619	4,394
	$ 28,340	$ 27,232
NET CAPITAL BEFORE HAIRCUTS	$ 67,469	$ 38,651
HAIRCUTS ON SECURITIES:		
Marketable securities	$ 1,804	$ 752
Non marketable securities	7,400	7,400
Money Market Funds	1,509	555
	$ 10,713	8,707
NET CAPITAL	$ 56,756	$ 29,944
AGGREGATE INDEBTEDNESS	$ 202,031	$ 54,567
BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required	$ 5,000	$ 5,000
EXCESS CAPITAL	$ 51,756	$ 24,944
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part I of Form X-17A-5 as of December 31, 2003 and 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 62,599	$ 31,136
Audit Adjustments		
Change in allowable assets	$ 1,448	$ 3,028
Increase in aggregate indebtedness	(7,291)	$(4,220)
Net audit adjustments	$(5,843)	$(1,192)
Net capital per above	$ 56,756	$ 29,944

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS